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                             July 18, 2022

       Fawad Maqbool
       Chief Executive Officer
       AmpliTech Group, Inc.
       155 Plant Avenue
       Hauppauge, New York 11788

                                                        Re: AmpliTech Group,
Inc.
                                                            Post-Effective
Amendment to Form S-1
                                                            Filed June 30, 2022
                                                            File No. 333-251260

       Dear Mr. Maqbool:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment to Form S-1 filed June 30, 2022

       General

   1.                                                   This post-effective
amendment was filed to update the financial information in your Form
                                                        S-1, which last
contained audited financial statements for the fiscal year ended December
                                                        31, 2019. Under Section
10(a)(3) of the Securities Act, "when a prospectus is used more than nine months after
the effective date of the registration statement, the [audited financial] information
contained therein shall be as of a date not more than sixteen months prior to such use."
Please tell us whether you engaged in the offer or sale of your securities, including
the issuance of securities pursuant to the exercise of your warrants, using the prospectus
during which time the audited financial statements in the prospectus were not current.
 Fawad Maqbool
AmpliTech Group, Inc.
July 18, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Fullem, Staff Attorney, at (202) 551-8337 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any questions.



                                                          Sincerely,
FirstName LastNameFawad Maqbool
                                                          Division of
Corporation Finance
Comapany NameAmpliTech Group, Inc.
                                                          Office of
Manufacturing
July 18, 2022 Page 2
cc:       Avital Perlman, Esq.
FirstName LastName